SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                      Impac Commercial Holdings, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
        ------------------------------------------------------------
                       (Title of Class of Securities)

                                44968J 10 6
        ------------------------------------------------------------
                               (CUSIP Number)

                             Randal A. Nardone
                          Fortress Partners, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100

       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                            David J. Goldschmidt
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                                May 5, 1999
                       (Date of Event Which Requires
                         Filing of This Statement)


           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
           Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:   ( )



                                 SCHEDULE 13D

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     (1)  NAMES OF REPORTING PERSONS
          Fortress Partners, L.P.

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          33-0745075
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
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     (3)  SEC USE ONLY

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     (4)  SOURCE OF FUNDS
                                    WC
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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) ( )

     --------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
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                                    (7)  SOLE VOTING POWER
      NUMBER OF
      SHARES                             1,683,635 (See Note A)
      BENEFICIALLY OWNED            -------------------------------------
      BY                            (8)  SHARED VOTING POWER
      EACH                                      0
      REPORTING                     -------------------------------------
      PERSON WITH                   (9) SOLE DISPOSITIVE POWER
                                        1,683,635 (See Note A)

                                    -------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                                0
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,683,635 (See Note A)
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     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                         ( )
     --------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          16.6666%  (See Note A)
     --------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
                        PN
     --------------------------------------------------------------------



      The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").


Item 1.     Security and Issuer.

      This statement relates to shares (the "Shares") of the common stock, $0.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at: 1401 Dove Street, Newport Beach, CA 92660.


Item 2.     Identity and Background.

      This schedule 13D is being filed in connection with the purchase by Fortress Partners, L.P. ("Fortress") of 479,999 shares of Series B 8.5% Cumulative Convertible Preferred Stock (the "Preferred Shares") of the Issuer, which are convertible into 1,683,635 Shares (subject to certain anti-dilution adjustments). These are the only equity securities of the Issuer owned by Fortress at the time of filing and, if converted into Shares at the time of filing, would represent 19.9999% of the outstanding Shares.

      (a)   Fortress Partners, L.P.
      (b)   Address:    1301 Avenue of the Americas
                        New York, New York 10019
      (c)   Principal Business:  real estate investment.


Item 2. (d)

            Fortress has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.


Item 2. (e)

            Fortress has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fortress is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration

      Fortress purchased 479,999 Preferred Shares, convertible into 1,683,635 Shares (subject to certain anti-dilution adjustments), on May 5, 1999, for an aggregate purchase price of $11,999,975, or $25 per Preferred Share.


Item 4.     Purpose of Transaction.

      Concurrent with the closing of the purchase of the Preferred Shares, an affiliate of Fortress assumed management of the Issuer pursuant to a management agreement for separate consideration. Fortress also recommended three new members of the Issuer's five-member Board of Directors, who were appointed to fill vacancies on the Board. The CEO of an affiliate of Fortress, Wesley R. Edens, has become CEO of the Issuer and has appointed other officers of that Fortress affiliate as officers of the Issuer. Fortress purchased the Preferred Shares because it believed that, through its infusion of capital and its active management of the Issuer, it could increase the value of the Issuer's common stock.


Item 5.     Interest in Securities of the Issuer.

      See numbers 7-11 of the cover page to this Schedule 13D for the information required by Item 5.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Not applicable.


Item 7.     Material to be Filed as Exhibits.


      Not Applicable


                                   Note A

      Pursuant to an agreement dated May 5, 1999, Fortress purchased from the Issuer 479,999 shares of its Series B 8.5% Cumulative Convertible Preferred Stock, $25 liquidation preference per share (the "Preferred Shares"). The Preferred Shares are convertible into 1,683,635 shares, or 16.6666%, of the Issuer's Common Stock outstanding immediately after the sale of the Preferred Shares, assuming conversion of the Preferred Shares. The Articles Supplementary to the Issuer's Charter with respect to the Preferred Shares contain certain anti-dilution provisions which will cause the number of shares of Common Stock into which the Preferred Shares will be convertible to be adjusted upon the occurrence of dilutive events.


                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       May 14, 1999

Signature:  /s/ Randal A. Nardone
            ------------------------------
             Randal A. Nardone
             as Secretary and Chief Operating Officer
             of Fortress Investment Corp.,
             general partner of Fortress Partners, L.P.